May 8, 2014

VIA EDGAR CORRESPONDENCE

Mr. Larry L. Greene, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: State Farm Mutual Fund Trust

Dear Mr. Greene:

On February 28, 2014, State Farm Mutual Fund Trust (the “Trust”), a registered investment company that includes fifteen separate series (each a “Fund,” and together, the “Funds”), filed an amendment to its registration statement (the “Amendment”) with the U.S. Securities and Exchange Commission (the “Commission”). The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933. The purpose of the Amendment was to reflect the change to the investment objectives of the following five Funds of the Trust: State Farm LifePath Retirement Fund, State Farm LifePath 2020 Fund, State Farm LifePath 2030 Fund, State Farm LifePath 2040 Fund and State Farm LifePath 2050 Fund (each, a “State Farm LifePath Fund,” and together, the “State Farm LifePath Funds”). On behalf of the Commission, you provided comments regarding the Amendment in a phone call to me on April 8, 2014. This letter is the Trust’s response to comments received from you on that date.

The Trust hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings of its registration statement, that comments from the Commission Staff or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings, and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below I describe the Commission Staff’s comments to the Amendment and respond to each comment. Any generic comment made by the Commission Staff that applies to a particular State Farm LifePath Fund also is understood by the Trust to apply to the other State Farm LifePath Funds.

Comment #1 – Can the Trust explain the meaning of the new investment objectives for the State Farm LifePath Funds?

Response #1 – Yes. The new investment objectives for the State Farm LifePath Funds are:

State Farm LifePath Retirement Fund: The investment objective of the LifePath Retirement Fund is to seek to provide for retirement outcomes based on quantitatively measured risk. In pursuit of this objective, the LifePath Retirement Fund will be broadly diversified across global asset classes.

The other State Farm LifePath Funds: The investment objective of the LifePath [2020, 2030, 2040 or 2050] Fund is to seek to provide for retirement outcomes based on quantitatively measured risk. In pursuit of this objective, the LifePath [2020, 2030, 2040 or 2050] Fund will be broadly diversified across global asset classes, with asset allocations becoming more conservative over time.

Through its investment in a separate master portfolio, each State Farm LifePath Fund indirectly allocates and reallocates its assets among a combination of equity, bond and money market funds (the “Underlying Funds”) in proportions based on the State Farm LifePath Fund’s own comprehensive investment strategy. Because the State Farm LifePath Retirement Fund is in its most conservative phase, its allocation generally will not become more conservative over time. With respect to the other State Farm LifePath Funds, as the respective stated time horizon approaches (as indicated by the Fund’s name), each Fund’s allocation gradually shifts from a greater concentration of higher-risk investments (namely, Underlying Funds investing in equity securities) to a greater concentration of lower-risk investments (namely, Underlying Funds investing in fixed income instruments), thereby making the Fund increasingly conservative over time with a lower expected return. Each State Farm LifePath Fund’s investment strategy is designed to produce the highest expected return while keeping within a statistically determined risk of loss for that State Farm LifePath Fund.

According to the new investment objectives, the State Farm LifePath Funds seek to provide for retirement outcomes. This means that the State Farm LifePath Funds are managed for persons who, beginning in the year included in the Fund’s name, expect to retire or begin withdrawing amounts in or about that time. The State Farm LifePath Retirement Fund already is in its most conservative phase and investors in this Fund are assumed to have retired or begun withdrawals from the Fund.

The new investment objectives for the State Farm LifePath Funds mention seeking to provide retirement outcomes based upon “quantitatively measured risk.” Quantitatively measured risk for these Funds relates to expected variability of the return of each Fund. The longer the time period until the investor is assumed to begin withdrawing amounts from the Fund, the greater the Fund’s allocation to Underlying Funds that invest in equity securities, and, consequently, the greater potential for variability of the return, the higher the Fund’s expected return and the riskier the Fund.

Comment #2 – The Trust’s Statement of Additional information includes the following fundamental restriction:

2c.	INDUSTRY CONCENTRATION—EQUITY INDEX FUNDS. The Equity Index Funds [the State Farm S&P 500 Index Fund, State Farm Small Cap Index Fund and State Farm International Index Fund] will concentrate their investments in an industry or industries if, and approximately to the extent that, their benchmark indices concentrate in such industry or industries, except where the concentration of the relevant index is the result of a single stock.

Has this fundamental restriction been reviewed and accepted by the Commission Staff?

Response #2 – This fundamental investment restriction has been reviewed and commented on by the Commission Staff. The Trust is not aware whether the Commission Staff has accepted the fundamental investment restriction.

In 2012, on behalf of the Commission Staff, you asked whether this fundamental investment restriction violated the Investment Company Act of 1940, as amended (the “1940 Act”). I provided the following response in a letter to you via EDGAR correspondence dated June 7, 2012:

No, the Trust’s Fundamental Investment Restriction 2(c) does not violate the 1940 Act.

Section 8(b)(1) of the 1940 Act requires an investment company such as the Trust to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. The Commission Staff has taken the position that a fund is concentrated if it invests more than 25% of the value of its total assets in any one industry. Section 13(a)(3) of the Act requires a fund to obtain shareholder approval to change its concentration policy.

The Trust’s Fundamental Investment Restriction 2(c) does not violate Section 8(b)(1) of the 1940 Act because the Trust’s Equity Index Funds reserve the freedom to concentrate their investments in a particular industry or group of industries, and Fundamental Investment Restriction 2(c) includes a statement describing the extent to which an Equity Index Fund intends to concentrate its investments. Fundamental Investment Restriction 2(c) states that each Equity Index Fund will concentrate its investments in securities of issuers primarily engaged in the same industry to the same extent that its benchmark index concentrates in such industry or industries (emphasis added).

Each Equity Index Fund has adopted an investment objective to replicate the performance of a certain broad-based securities market index. The Equity Index Funds attempt to replicate the performance of the following indices:

Fund	Broad-based Securities Market Index
State Farm S&P 500 Index Fund	S&P 500 Index
State Farm Small Cap Index Fund	Russell 2000 Small Stock Index
State Farm International Index Fund	MSCI EAFE Free Index

These indices are established by persons who are not affiliated persons of State Farm Investment Management Corp. (“SFIMC”), the investment adviser to the Trust, or affiliated persons of affiliated persons of SFIMC. Given the broad-based nature of each such index, the Trust believes it is unlikely that the composition of any one index would ever result in 25% of more of an Equity Index Fund’s total assets being invested in the securities of issuers primarily engaged in the same industry.

Comment #3 – The Trust’s SAI includes the following fundamental investment restriction:

2d.	INDUSTRY CONCENTRATION—TAX ADVANTAGED BOND FUND. The Tax Advantaged Bond Fund may not invest in securities other than municipal securities, except that it may make temporary investments (up to 20% of its total assets under normal circumstances) in certain short-term taxable securities issued by or on behalf of municipal or corporate issuers, obligations of the United States Government and its agencies or instrumentalities, commercial paper, bank certificates of deposit, and any such items subject to short-term repurchase agreements.

Is this an industry concentration test?

Response #3 – No, fundamental investment restriction 2d is not an industry concentration test.

This investment restriction limits the total assets of the Tax Advantaged Bond Fund that, under normal circumstances, may be invested in securities other than municipal securities. The investment restriction does not provide that the Tax Advantaged Bond either will (or will not) concentrate its investments primarily in the securities of issuers primarily engaged in the same industry.

Although the Trust’s investment restriction 2d does not relate to industry concentration, the Trust’s disclosure with respect to the Tax Advantaged Bond Fund is not deficient simply because the disclosure does not state the Tax Advantaged Bond Fund’s policy on concentrating its investments in the securities of issuers primarily engaged in the same industry.

Item 9(b)(1) of Form N-1A requires the Trust, on behalf of each of its Funds, to describe each Fund’s principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest. The instructions to Item 9(b)(1) state that the Funds should disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries). Item 16(c)(iv) of Form N-1A requires the Trust to describe each Fund’s policy with respect to concentrating investments in a particular industry or group of industries.

The Commission Staff has provided guidance on disclosure of industry concentration with respect to funds investing in tax-exempt securities. In S.E.C. Release No. IC-9785, 12 S.E.C. Docket 713, 1977 WL 175719, Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities (May 31, 1977), the SEC provided the following guidance regarding tax-exempt bond funds:

In order to assist management, directors, and counsel in complying with the federal securities laws, the Commission is today publishing the views of the Division of Investment Management with respect to certain regulatory and disclosure matters pertinent to companies investing in securities the income from which is exempt from federal income taxation (“tax-exempt bonds”). Some of the matters discussed are pertinent only to managed tax-exempt bond funds (“tax-exempt bond funds”), others are pertinent to unit investment trusts investing in tax-exempt bonds as well . . .

Concentration

In the Division’s view, the statement of policy required by Section 8(b)(1)(E) of the Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry. However, this exclusion does not eliminate the requirement for each tax-exempt bond fund to disclose its policy on concentration. Such a policy would apply to tax-exempt bonds issued by non-governmental users as well as to other securities to which such policies normally apply. Any intended exclusion of government issued tax-exempt bonds from such a policy by a fund should be made clear.

The Trust’s Tax Advantaged Bond Fund normally invests so that either (1) 80% or more of the Fund’s net investment income is exempt from regular federal income tax, or (2) 80% or more of the Fund’s net assets is invested in securities that produce income exempt from regular federal income tax. The Tax Advantaged Bond Fund normally invests at least 80% of its total assets in municipal securities within the four highest rating categories of Moody’s or S&P.

Under normal circumstances, at least 80% of the Tax Advantaged Bond Fund’s assets will be invested in investment-grade tax-exempt bonds. The statement of policy required by Section 8(b)(1) of the 1940 Act does not apply to the 80% portion of the Tax Advantaged Bond Fund’s portfolio that invests in tax-exempt securities issued by governments or political subdivisions of governments, because, per Commission guidance, such issuers are not members of any industry. Because no more than 20% of the Tax Advantaged Bond Fund’s assets may be invested in securities other than tax-exempt bonds issued by governments or political subdivisions of governments, the Tax Advantaged Bond Fund, based on its investment activities, will not concentrate its investments in securities other than such tax-exempt bonds. Moreover, the Fund has no intention of concentrating its investments in tax-exempt bonds issued by non-governmental entities within a specific industry or group of industries.

Should you have any questions or need additional information please give me a call.

Sincerely,

David M. Moore
Assistant Secretary
State Farm Mutual Fund Trust
(309) 766-1908

Copy to: Alan Goldberg, Esq., K&L Gates LLP